SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes              No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Registrant)

Date: March 3, 2003	By	/S/ S.J. Cheng
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number		Page

1.1	Announcement of ChipMOS TECHNOLOGIES INC.	4

Exhibit 1.1

Appointment of new Auditors of ChipMOS TECHNOLOGIES INC.

The Company’s 70% owned subsidiary, ChipMOS TECHNOLOGIES INC. announced that Moore Stephens, Taiwan has been appointed as it’s new Auditors to replace T.N. Soong & Co.. The new appointment is to integrate the audit work of ChipMOS TECHNOLOGIES INC. and it’s subsidiaries. Moore Stephens, Taiwan is a member firm of Moore Stephens International Limited.

The appointment of Moore Stephens, Taiwan has been approved by the Board of ChipMOS TECHNOLOGIES INC.

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